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                                                                    EXHIBIT 99.7

                                                           [English Translation]
                                                            Corporate Disclosure
                                                               February 13, 2004

      RESOLUTION OF THE BOARD OF DIRECTORS ON CALLING SHAREHOLDERS' MEETING



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
1. Resolution Date of Board of Directors                                February 12, 2003
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- Presence of Outside Director(s)                        Present           5         Absent          1
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- Presence of Auditor(s)                                                       Yes
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2. Purpose for Convening                              Calling the 7th Annual General
   Shareholders' Meeting                              Shareholders' Meeting
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3. Scheduled Date of                     Date         March 26, 2004
   Shareholders' Meeting                 Time         10AM
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4. Scheduled Place of                                 Hanaro Telecom, Inc., Ilsan Information Center, 726
   General Shareholders' Meeting                      Changhang 2-dong, Ilsan-ku, Koyang-shi, Kyunggi-do
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                                                      Item 1. Approval of Balance Sheet & Income Statement
                                                              for the fiscal year 2003

                                                      Item 2. Approval of Statement of Disposition of
                                                              Deficit for the fiscal year 2003

                                                      Item 3. Approval of the ceiling amount of
5. Agenda and Main Issues                                     remuneration for directors for year 2004

                                                      Item 4. Amendment of the regulations for officers'
                                                              severance payment

                                                      Item 5. Amendment of the Articles of Incorporation
                                                              (concerning change of business objectives
                                                              and change of Method of Resolution, etc.)

                                                      Item 6. Appointment of Outside Director
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6. Details of Resolution                              - Adopted the agenda in its original form
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7. Others                                             -
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